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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China 710065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6’-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ____

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public’ under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Luokung Technology Corp.

Departure of Directors

Effective December 13, 2019, Mr. Jiming Ha resigned from his position as a member of the Board of Directors of Luokung Technology Corp. (the “Company”). Mr. Ha indicated that his resignation from the Board is not the result of any disagreement with the Company.

Submission of Matters to a Vote of Security Holders.

Shareholders of the Company’s ordinary shares and preferred shares, voting together as a single class, holding a majority of the voting rights of the Company have approved the following matters by written consent effective December 14, 2019:

Matter 1. Shareholders of the Company’s ordinary shares and preferred shares, voting together as a single class, elected Mr. David Wei Tang and Mr. Bryan Yap to serve as directors on the Company’s Board of Directors effective immediately.

Messrs. Tang and Yap will each serve on the Company’s audit committee of the Board of Directors.

Mr. David Wei Tang: Prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang also serves as Chair of Audit Committee of HXD. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

Mr. Jin Meng Bryan Yap: Mr. Yap has extensive experience in investment banking, financial and business consulting, financial structuring, capital raising, portfolio optimization and balance sheet restructuring. He is currently the CEO and Managing Director of Daun Consulting Singapore Pte Ltd, a single family office focusing on consulting and selective investments. He is also currently serving as the Honorary Treasurer of the ACI (Financial Markets Association) – Singapore since 2001.

Mr. Yap served as a Managing Director of Deutsche Bank from 1996 to 2008 where he was the Co-Head of Emerging Markets,Asia. Mr.Yap also served as a director on the board of Deutsche Bank International Asia, a branch of Deutsche Bank Singapore. Mr.Yap also represented Deutsche Bank on the MAS sponsored Singapore Foreign Exchange Market Committee (“SFEMC”) where he was an active member of the Market Development Sub-Committee. Mr. Yap joined investment banking in 1988 at Citibank Singapore where he rose to the position of Vice President. In 1988, Mr. Yap received a Bachelor of Science degree from the National University of Singapore, majoring in Mathematics and Economics.

Matter 2. Shareholders of the Company’s ordinary shares and preferred shares, voting together as a single class, approved, ratified and confirmed the adoption of the Luokung Technology Corp. 2018 Omnibus Equity Plan (the “Plan”). In connection with the Plan, the Company is hereby furnishing under the cover of Form 6-K:

Exhibit 99.1 Luokung Technology Corp. 2018 Onmibus Equity Plan

Matter 3. Shareholders of the Company’s ordinary shares and preferred shares, voting together as a single class, approved, ratified and confirmed the Company’s Securities Purchase Agreement (the “Securities Purchase Agreement”) with Acuitas Capital, LLC (the “Purchaser”) and the Warrant to purchase the Company’s ordinary shares (the “Warrant”) with the Purchaser. Each of the Securities Purchase Agreement and the Warrant were dated November 13, 2019 and the terms of the Securities Purchase Agreement and the Warrant were as disclosed in the Form 6-k filed by the Company on December 3, 2019. Pursuant to the Securities Purchase Agreement and the Warrant, the Purchaser subscribed to purchase up to $100,000,000 of units (the “Units”) with up to a $10,000,000 subscription at each closing, with each Unit consisting of one ordinary share and one warrant, where each whole warrant entitles the holder to purchase one ordinary share.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the global leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. The core business brands of the Company are “Luokuang” and “Superengine” .. The Company mainly provides spatial temporal big data PaaS, SaaS and DaaS intelligent services based on its self-developed patented technology which can be applied in Mobile Internet LBS, Internet Travelling, Intelligent Transportation, Automatic Drive, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on. These services are integrated intelligent computing and application services for spatial temporal data which including but not limited to Satellite and UAV Remote Sensing Image Data, HD Map, 2D and 3D Internet Map, Real-time Trajectory, IoT Industrial Stream Data. For more information please go to http://www.luokung.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jay Yu

Tel: (+86) 10-6506 5217

Email: yujie@luokung.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date December 30, 2019	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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